UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  February 2013

Commission File Number  000-50112

RepliCel Life Sciences Inc.
(Translation of registrant’s name into English)

Suite 2020 – 401 West Georgia Street, Vancouver, British Columbia  V6B 5A1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 1010(b)(7): [  ]

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

BRITISH COLUMBIA
ONTARIO

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

RepliCel Life Sciences Inc. (the “Company”)
Suite 2020 – 401 West Georgia Street
Vancouver, BC V6B 5A1

Item 2.	Date of Material Change

February 8, 2013

Item 3.	News Release

News Release dated February 8, 2013 was disseminated via Marketwire on February 8, 2013.

Item 4.	Summary of Material Change

The Company announced that it has received approval of the Canadian National Stock Exchange to amend the exercise price of 1,875,046 non-transferable share purchase warrants from US$2.50 per share to US$0.50 per share.

Item 5.	Full Description of Material Change

5.1      Full Description of Material Change

See attached news release.

5.2      Disclosure for Restructuring Transactions

N/A

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

David Hall, President and Director 604.248.8730

Item 9.	Date of Report

February 13, 2013

REPLICEL ANNOUNCES RE-PRICING OF WARRANTS

VANCOUVER, BC – February 8, 2013 - RepliCel Life Sciences Inc. (the “Company” or “RepliCel”) (OTCBB: REPCF) (CNSX:RP) announces that it has received Exchange approval to amend the exercise price of the non-transferable common share purchase warrants (“Warrants”) expiring February 29, 2014, March 29, 2014, April 18, 2014 and April 20, 2014 from US$2.50 to US$0.50 per share. The Warrants entitle holders to purchase an aggregate of 1,875,046 common shares. The Company has filed a Notice of Amendment to Warrant Terms with the CNSX.

About RepliCel Life Sciences

The Company has developed RepliCel™, a natural hair cell replication technology that has the potential to become the world’s first, minimally invasive solution for androgenetic alopecia (pattern baldness) and general hair loss in men and women. RepliCel™ is based on autologous cell implantation technology that replicates a patient’s hair cells from their own healthy hair follicles and, when reintroduced into areas of hair loss, the Company hopes to initiate natural hair regeneration. Patents for the technology have been issued by the European Union and Australia and are pending in other major international jurisdictions. The RepliCel™ procedure has been developed over the past nine years by the Company’s recognized research scientists and medical experts – specialists in the fields of hair growth, hair biology and dermatology. Additional information on RepliCel is available at www.replicel.com.

On Behalf of the Board
Gemma Fetterley, VP Finance & Corporate Secretary
Telephone: 604-248-8697
gemma@replicel.com
www.replicel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RepliCel Life Sciences Inc.

“Gemma Fetterley”
Gemma Fetterley
VP Finance and Corporate Secretary
Date:  February 13, 2013